Exhibit 12

Arch Capital Group Ltd. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

(in thousands, except ratios)

	Years Ended December 31,
	2011	2010	2009	2008	2007

Income before income taxes	$427,012	$850,456	$897,653	$304,505	$873,544

Equity in net (income) loss of investees	71,100	(56,035)	(183,038)	166,326	(8,877)
Fixed charges	37,166	35,018	30,074	29,673	27,032

Income available for fixed charges	$535,278	$829,439	$744,689	$500,504	$891,699

Fixed charges:
Interest and amortization on indebtedness	31,691	30,007	24,440	23,838	22,093
Estimate of interest component within rental expense net of sublease (income) (1)	5,475	5,011	5,634	5,835	4,939
Total fixed charges	37,166	35,018	30,074	29,673	27,032

Preference dividends	25,844	25,844	25,844	25,844	25,844

Total fixed charges and preference dividends	63,010	60,862	55,918	55,517	52,876

Ratio of earnings to fixed charges	14.4	23.7	24.8	16.9	33.0

Ratio of earnings to fixed charges and preference dividends	8.5	13.6	13.3	9.0	16.9

(1) Represents a reasonable approximation of the interest cost component of rental expense net of sublease (income) incurred by the Company.